United States securities and exchange commission logo





                           November 16, 2021

       Barry Kostiner
       Chairman and CEO
       Sagaliam Acquisition Corp.
       1800 Avenue of the Stars, Suite 1475
       Los Angeles, CA 90067

                                                        Re: Sagaliam
Acquisition Corp
                                                            Amendment No. 2 to
Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-256473

       Dear Mr. Kostiner:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 2 to Form S-1

       General

   1. Please update your unaudited financial information to include the period ended September
                                                        30, 2021.
 Barry Kostiner
FirstName LastNameBarry
Sagaliam Acquisition Corp.Kostiner
Comapany 16,
November   NameSagaliam
              2021        Acquisition Corp.
November
Page 2    16, 2021 Page 2
FirstName LastName
       You may contact Becky Chow at 202-551-6524 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance